UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  )1

Avid Technology, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

05367P100

(CUSIP Number)

lauren taylor wolfe

Christian Asmar

Impactive capital lp

152 West 57th Street, 17th Floor

New York, New York 10019

ELIZABETH GONZALEZ-SUSSMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 27, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 05367P100

1	NAME OF REPORTING PERSON

Impactive Sierra Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,655,256
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,655,256
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,655,256
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.5%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP NO. 05367P100

1	NAME OF REPORTING PERSON

Impactive Capital GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,655,256
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,655,256
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,655,256
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.5%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP NO. 05367P100

1	NAME OF REPORTING PERSON

Impactive Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,655,256
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,655,256
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,655,256
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.5%
14	TYPE OF REPORTING PERSON

PN, IA

4

CUSIP NO. 05367P100

1	NAME OF REPORTING PERSON

Impactive Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,655,256
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,655,256
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,655,256
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.5%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP NO. 05367P100

1	NAME OF REPORTING PERSON

Lauren Taylor Wolfe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,655,256
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,655,256
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,655,256
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.5%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP NO. 05367P100

1	NAME OF REPORTING PERSON

Christian Asmar
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,655,256
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,655,256
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,655,256
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.5%
14	TYPE OF REPORTING PERSON

IN

7

CUSIP NO. 05367P100

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $0.01 par value (the “Shares”), of Avid Technology, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 75 Network Drive, Burlington, Massachusetts 01803.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	Impactive Sierra Fund LP, a Delaware limited partnership (“Impactive Sierra”), with respect to the Shares directly and beneficially owned by it;
(ii)	Impactive Capital GP LLC, a Delaware limited liability company (“Impactive GP”), as the general partner of Impactive Sierra;
(iii)	Impactive Capital LP, a Delaware limited partnership (“Impactive Capital”), as the investment manager of Impactive Sierra;
(iv)	Impactive Capital LLC, a Delaware limited liability company (“Impactive Capital GP”), as the general partner of Impactive Capital;
(v)	Lauren Taylor Wolfe, as a Managing Member of each of Impactive GP and Impactive Capital GP; and
(vi)	Christian Asmar, as a Managing Member of each of Impactive GP and Impactive Capital GP.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The principal business address of each of the Reporting Persons is 152 West 57th Street, 17th Floor, New York, New York 10019.

(c)       The principal business of Impactive Sierra is investing in securities. The principal business of Impactive GP is serving as the general partner of Impactive Sierra. The principal business of Impactive Capital is serving as the investment manager of Impactive Sierra. The principal business of Impactive Capital GP is serving as the general partner of Impactive Capital. The principal occupation of each of Ms. Taylor Wolfe and Mr. Asmar is serving as a Managing Member of each of Impactive GP and Impactive Capital GP.

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

8

CUSIP NO. 05367P100

(f)       Each of Impactive Sierra, Impactive GP, Impactive Capital and Impactive Capital GP are organized under the laws of the State of Delaware. Ms. Taylor Wolfe and Mr. Asmar are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by Impactive Sierra were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 3,655,256 Shares beneficially owned by Impactive Sierra is approximately $28,400,124, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On September 6, 2019, Impactive Capital entered into a Non-Disclosure Agreement with the Issuer (the “Confidentiality Agreement”), pursuant to which the Issuer will provide certain confidential information to the Reporting Persons in order to facilitate discussions regarding the Issuer’s business, operations and communications with investors, including the preparation by the Issuer of an investor presentation. The Confidentiality Agreement will terminate upon the earlier of (i) the date that the Issuer publicly discloses the confidential information and (ii) November 30, 2019 (the “Termination Date”), subject to certain exceptions. The Company has agreed to publicly release any Confidential Information that constitutes material, non-public information, as of the Termination Date, subject to certain exceptions.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with shareholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making other proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

9

CUSIP NO. 05367P100

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 42,955,911 Shares outstanding as of August 1, 2019, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 6, 2019.

A.	Impactive Sierra
(a)	As of the close of business on September 6, 2019, Impactive Sierra directly beneficially owned 3,655,256 Shares.

Percentage: Approximately 8.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,655,256
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,655,256
(c)	The transactions in the Shares by Impactive Sierra during the past sixty days are set forth on Schedule A and are incorporated herein by reference.
B.	Impactive GP
(a)	As the general partner of Impactive Sierra, Impactive GP may be deemed to beneficially own the 3,655,256 Shares owned by Impactive Sierra.

Percentage: Approximately 8.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,655,256
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,655,256
(c)	Impactive GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Impactive Sierra during the past sixty days are set forth on Schedule A and are incorporated herein by reference.
C.	Impactive Capital
(a)	As the investment manager of Impactive Sierra, Impactive Capital may be deemed to beneficially own the 3,655,256 Shares owned by Impactive Sierra.

Percentage: Approximately 8.5%

10

CUSIP NO. 05367P100

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,655,256
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,655,256
(c)	Impactive Capital has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Impactive Sierra during the past sixty days are set forth on Schedule A and are incorporated herein by reference.
D.	Impactive Capital GP
(a)	As the general partner of Impactive Capital, Impactive Capital GP may be deemed to beneficially own the 3,655,256 Shares owned by Impactive Sierra.

Percentage: Approximately 8.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,655,256
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,655,256
(c)	Impactive Capital GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Impactive Sierra during the past sixty days are set forth on Schedule A and are incorporated herein by reference.
E.	Ms. Taylor Wolfe and Mr. Asmar
(a)	Each of Ms. Taylor Wolfe and Mr. Asmar, as a Managing Member of each of Impactive GP and Impactive Capital GP, may be deemed to beneficially own the 3,655,256 Shares owned by Impactive Sierra.

Percentage: Approximately 8.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,655,256
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,655,256
(c)	None of Ms. Taylor Wolfe or Mr. Asmar has entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Impactive Sierra during the past sixty days are set forth on Schedule A and are incorporated herein by reference.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed the beneficial owner of the Shares directly owned by Impactive Sierra. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his, her or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
11

CUSIP NO. 05367P100

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On September 6, 2019, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On September 6, 2019, Impactive Capital entered into the Confidentiality Agreement (as defined and described in Item 4).

On September 6, 2019, Impactive Sierra and one of its affiliates that may acquire Shares in the future, Impactive Capital Master Fund LP, entered into a Securities Purchase Plan Agreement (the “Purchase Plan Agreement”) with UBS Securities LLC (“UBS”) for the purpose of establishing a trading plan to effect purchases of Shares of the Issuer in compliance with all applicable laws, including, without limitation, Section 10(b) of the Exchange Act, and the rules and regulations promulgated thereunder, including, but not limited to, Rule 10b5-1.

The Purchase Plan Agreement allows for the purchase of Shares by UBS on behalf of Impactive Sierra. Shares purchased pursuant to the Purchase Plan Agreement may only be purchased in accordance with trading parameters adopted by Impactive Sierra, and there can be no assurance as to how many Shares, if any, will be purchased pursuant to the Purchase Plan Agreement or at what price any such Shares will be purchased. A copy of the Purchase Plan Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing Agreement by and among Impactive Sierra Fund LP, Impactive Capital GP LLC, Impactive Capital LP, Impactive Capital LLC, Lauren Taylor Wolfe and Christian Asmar, dated September 6, 2019.
99.2	Securities Purchase Plan Agreement by and among Impactive Sierra LP, Impactive Capital Master Fund LP and UBS Securities LLC, dated September 6, 2019.

12

CUSIP NO. 05367P100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 6, 2019

Impactive Sierra Fund LP

By:	Impactive Capital GP LLC
its general partner

By:	/s/ Lauren Taylor Wolfe
	Name:	Lauren Taylor Wolfe
	Title:	Managing Member

Impactive Capital GP LLC

By:	/s/ Lauren Taylor Wolfe
	Name:	Lauren Taylor Wolfe
	Title:	Managing Member

Impactive Capital LP

By:	Impactive Capital LLC
its general partner

By:	/s/ Lauren Taylor Wolfe
	Name:	Lauren Taylor Wolfe
	Title:	Managing Member

Impactive Capital LLC

By:	/s/ Lauren Taylor Wolfe
	Name:	Lauren Taylor Wolfe
	Title:	Managing Member

/s/ Lauren Taylor Wolfe
Lauren Taylor Wolfe

/s/ Christian Asmar
Christian Asmar

13

CUSIP NO. 05367P100

SCHEDULE A

Transactions in the Securities of the Issuer During the Past Sixty (60) Days

Nature of Transaction	Amount of Securities Purchased/(Sold)	Price per Share ($)*	Low Price per Share ($)	High Price per Share ($)	Date of Purchase/Sale

IMPACTIVE SIERRA FUND LP

Purchase of Common Stock	51,413	9.8218	N/A	N/A	07/08/2019
Purchase of Common Stock	43,633	9.8988	N/A	N/A	07/09/2019
Purchase of Common Stock	24,206	9.9743	N/A	N/A	07/10/2019
Purchase of Common Stock	2,615	9.9899	N/A	N/A	07/17/2019
Purchase of Common Stock	75,540	9.8745	9.8326	9.9056	07/18/2019
Purchase of Common Stock	41,035	9.9420	9.9404	9.9436	07/19/2019
Purchase of Common Stock	14,269	9.7713	N/A	N/A	07/22/2019
Purchase of Common Stock	17,444	9.7641	9.7579	9.7789	07/23/2019
Purchase of Common Stock	28,536	9.8429	9.7821	9.9621	07/24/2019
Purchase of Common Stock	52,886	9.9151	N/A	N/A	07/25/2019
Purchase of Common Stock	4,100	9.9650	N/A	N/A	07/26/2019
Purchase of Common Stock	21,300	9.9272	N/A	N/A	07/29/2019
Purchase of Common Stock	49,303	9.9609	N/A	N/A	07/30/2019
Purchase of Common Stock	100	10.0000	N/A	N/A	07/31/2019
Purchase of Common Stock	13,739	9.9328	N/A	N/A	08/02/2019
Purchase of Common Stock	49,050	9.7125	9.7032	9.8553	08/05/2019
Purchase of Common Stock	75,000	8.1101	N/A	N/A	08/06/2019
Purchase of Common Stock	100,000	6.2857	N/A	N/A	08/07/2019
Purchase of Common Stock	39,117	6.7247	N/A	N/A	08/08/2019
Purchase of Common Stock	35,896	6.5904	N/A	N/A	08/09/2019
Purchase of Common Stock	23,244	6.0772	N/A	N/A	08/20/2019
Purchase of Common Stock	48,256	6.2679	N/A	N/A	08/21/2019
Purchase of Common Stock	45,698	6.2963	6.1900	6.3751	08/22/2019
Purchase of Common Stock	27,000	5.9834	5.9789	5.9850	08/23/2019
Purchase of Common Stock	137,336	6.0863	6.0366	6.1202	08/26/2019
Purchase of Common Stock	251,343	6.3950	6.2650	6.4890	08/27/2019
Purchase of Common Stock	223,200	6.7720	6.6434	6.9370	08/28/2019
Purchase of Common Stock	298,557	7.2709	7.1826	7.3254	08/29/2019
Purchase of Common Stock	260,000	7.4709	7.2388	7.5900	08/30/2019
Purchase of Common Stock	93,725	7.1161	7.0375	7.1758	09/03/2019
Purchase of Common Stock	117,145	7.3494	7.3435	7.3750	09/04/2019
Purchase of Common Stock	151,673	7.5513	7.4055	7.5837	09/05/2019
Purchase of Common Stock	111,868	7.3865	7.0865	7.5150	09/06/2019

*Reflects the average price per share to the extent low and high prices are disclosed herein, with such shares purchased in multiple transactions at the price ranges set forth herein. The Reporting Persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range set forth herein. All prices reported herein exclude commission.